UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for June 5, 2014

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ____Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.
Enclosures: Decision by Tribunal on Polymer pricing released




Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DECISION BY TRIBUNAL ON POLYMER PRICING RELEASED

At the end of 2007, the South African Competition Commission ("the Commission") initiated an investigation into the country's polymers industry. The investigation included allegations of excessive pricing in the South African monomer and polymer industries.

The Commission's complaint was referred to the Competition Tribunal ("the Tribunal") in 2010, contending that Sasol Chemical Industries Limited (currently Sasol Chemical Industries (Pty) Limited), through its Sasol Polymers division ("SCI") had, between January 2004 and December 2007, charged excessive prices for polypropylene and propylene supplied in South Africa. The matter was ultimately heard by the Tribunal in 2013.

Earlier today, the Tribunal released its decision in respect of SCIs pricing of propylene and polypropylene. In its decision, the Tribunal found against SCI in relation to its pricing of both products, for the period in question.

In respect of purified propylene, the Tribunal imposed an administrative penalty of R205.2 million. In respect of polypropylene, the Tribunal imposed a penalty of R328.8 million.
In addition, the Tribunal ordered a revised future pricing of polypropylene and propylene.

Sasol is currently reviewing the Tribunal's decision and considering the options available to it, including engaging with the relevant stakeholders on the way forward.

5 June 2014
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited












SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date: June 5, 2014			By: 	/s/ V D Kahla
						Name: 	Vuyo Dominic Kahla
						Title: 	Company Secretary